Exhibit 99.2

Management's Discussion and Analysis
for the three months ended August 31, 2014

MEDICURE INC.

Prepared by Management without review by the Company’s auditor.

Message to Shareholders, October 2014

Medicure continues to focus on the sales and marketing of AGGRASTAT®. Over recent months the Company has seen significant growth in sales and is continuing to invest in the product through clinical and other research activities.

Net revenues for AGGRASTAT® finished products for the three months ended August 31, 2014 were $2.1 million compared to $747,018 for the three ended August 31, 2013.  We are continuing to focus on the sale and marketing of AGGRASTAT®, but we are also investing in a new brand and life cycle management strategy for AGGRASTAT®.  This strategy includes the Shortened Aggrastat® Versus Integrilin in Percutaneous Coronary Intervention (SAVI-PCI) clinical trial, as well as our transdermal tirofiban development program.  On October 11, 2013, Medicure announced that the United States Food and Drug Administration has approved the AGGRASTAT® high-dose bolus regimen, as requested under Medicure's supplemental New Drug Application.  This announcement has proven to have a material, positive impact on sales.

Although investment in AGGRASTAT® is continuing, management continues to maintain a number of cost control measures to conserve cash.  We also continue to seek other opportunities to grow our business through acquisition and we are exploring other new product opportunities, including the Company's acquisition of a minority interest in a pharmaceutical manufacturer known as Apicore, which was announced on July 3, 2014.

On behalf of the Board, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business.  We remain committed to creating value from which our shareholders and stakeholders can benefit.

Yours sincerely,

Albert D. Friesen, Ph.D
Chairman and Chief Executive Officer

MEDICURE INC.
Management's Discussion and Analysis

The following management discussion and analysis (MD&A) is current to October 15, 2014 and should be read in conjunction with Medicure Inc.’s (Medicure or the Company) unaudited condensed consolidated interim financial statements for three months ended August 31, 2014 which have been prepared under International Financial Reporting Standards (IFRS).  Except as otherwise noted, the financial information contained in this MD&A and in the condensed consolidated interim financial statements has been prepared in accordance with IFRS. This discussion and analysis provides an up-date to the Management Discussion and Analysis, Audited Consolidated Financial Statements, and the Company's Annual Report on Form 20-F for the year ended May 31, 2014, and should be read in conjunction with these documents.  The Company's independent auditors, Ernst & Young LLP, have not reviewed the unaudited condensed consolidated interim financial statements.  All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements.  Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:
•
intention to sell and market its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	intention to increase sales of AGGRASTAT®;
•	intention to develop TARDOXALTM for neurological disorders;
•	intention to investigate and advance certain other product opportunities;
•	intention to obtain regulatory approval for the Company's products;
•	expectations with respect to the cost of the testing and commercialization of the Company's products;
•	sales and marketing strategy;
•	anticipated sources of revenue;
•	intentions regarding the protection of the Company's intellectual property;
•	intention to identify, negotiate and complete business development transactions (eg. The sale, purchase, or license of pharmaceutical products or services);
•	expectations with respect to acquiring additional ownership of Apicore, and/or deriving any material benefit from the Company’s ownership of Apicore;
•	business strategy; and
•	intention with respect to dividends.

MEDICURE INC.
Management's Discussion and Analysis

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:
•	general business and economic conditions;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the ability of the Company to continue as a going concern;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled staff;
•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	the ability of Apicore to successfully operate and/or increase its value;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive.  Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements.  The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

Company Profile

Medicure is a specialty pharmaceutical company engaged in the research, clinical development and commercialization of human therapeutics.  The Company’s primary operating focus is on the sale and marketing of its acute care cardiovascular drug, AGGRASTAT®  (tirofiban hydrochloride) owned by its subsidiary, Medicure International, Inc. and distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc.

The Company’s research and development program is primarily focused on developing and implementing  new regulatory, brand and life cycle management strategy for AGGRASTAT® and, secondly, on the clinical development of TARDOXALTM for neurological disorders.  The Company also continues to explore certain other product opportunities.

MEDICURE INC.
Management's Discussion and Analysis

Strategic changes made over recent years, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital.  The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT®.  In parallel with the Company’s ongoing commitment to support the product, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The objective of this effort is to further expand AGGRASTAT®’s share of the estimated US $300 million (2013) glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP IIb/IIIa inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions and procedures.

To date, the Company has not consistently generated sufficient cash flow from operations to fund ongoing operational requirements, debt service obligations and cash commitments.  The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue of warrants and stock options, interest on excess funds held, an increase in accounts payable associated with a reliance on trade debt, and the issuance of debt.  During fiscal 2012, on July 18, 2011, the Company’s previously existing long-term debt was settled as described in note 9 to the accompanying consolidated financial statements. Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management will consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

On July 3, 2014 the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price.  The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.  The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders.  As such, a modest amount of the Company’s energies and resources will be directed towards assisting and assessing Apicore’s ongoing operations.

Recent Developments

Acquisition of Minority Interest in Pharmaceutical Manufacturer, Apicore
On July 3, 2014, the Company and its newly formed and wholly owned subsidiary, Medicure U.S.A. Inc. ("Medicure USA"), entered into an arrangement whereby they have acquired a minority interest in a pharmaceutical manufacturing business known as Apicore, along with an option to acquire all of the remaining issued shares within the next three years.  Specifically, Medicure and Medicure USA have acquired a 6.09% equity interest (5.33% on a fully-diluted basis) in two newly formed holding companies of which Apicore LLC and Apicore US LLC will be wholly owned operating subsidiaries.  The Company's equity interest and certain other rights, including the option rights were obtained by the Company for services provided in its lead role in structuring a US$22.5 million majority interest purchase and financing of Apicore.  There was no cash outflow in connection with the acquisition of the minority interest in Apicore.

Grant of Stock Options
On July 7, 2014, the Company granted an aggregate of 332,300 options to certain directors, officers, employees, management company employees and consultants of the Company.  Of these options, 92,300 are set to expire on the tenth anniversary of the date of grant, and 240,000 are set to expire on the fifth anniversary of the date of grant.  All 332,300 options were issued at an exercise price of $1.90 per share.

MEDICURE INC.
Management's Discussion and Analysis

Shares for Debt Settlement
On July 11, 2014, the Company announced that, subject to all necessary regulatory approvals, it has entered into shares for debt agreements with its Chief Executive Officer, Dr. Albert Friesen and certain members of the Board of Directors, pursuant to which the Company will issue 205,867 of its common shares at a deemed price of $1.98 per common share to satisfy $407,617 of outstanding amounts owing to Chief Executive Officer and members of the Company’s Board of Directors.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

Up-date on TARDOXALTM and TEND-TD Study
On August 13, 2014, the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM.  The Company views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

Commercial:
In fiscal 2007, the Company’s subsidiary, Medicure International, Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam).  AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome (ACS) including unstable angina (chest pain) (UA), which is characterized by chest pain when one is at rest, and non-Q-wave myocardial infarction (MI).  AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS). Under a contract with Medicure International, Inc., the Company’s subsidiary, Medicure Pharma, Inc., continues to support, market and distribute the product.  Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from a small number of third party contractors.

Net revenue from the sale of finished AGGRASTAT® products for the three months ended August 31, 2014 increased by 185% over the net revenue for the three months ended August 31, 2013.  Hospital demand for AGGRASTAT has increased significantly compared to the previous fiscal year, primarily as a result of FDA approval of the new dosing regimen for AGGRASTAT as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through strategic investments related to AGGRASTAT® and the acquisition of other niche products that fit the commercial organization.

The Company is primarily focusing on:

•	Maintaining and Growing AGGRASTAT® sales in the United States.
The Company is working to expand sales of AGGRASTAT® in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT® is one of three agents, is approximately $300 million per year (2013). The Company estimates that at present AGGRASTAT® has approximately 10-15% of this market on a patient share basis. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

•	The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®:
As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

MEDICURE INC.
Management's Discussion and Analysis

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®.  The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT® which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support further changes to AGGRASTAT®’s  prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

•	The development of a transdermal formulation of AGGRASTAT®.
The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.

The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.  Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

•	The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications.
The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXALTM or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

•	Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore
On July 3, 2014 the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next 3 years at a predetermined price.  The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.  The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders.  As such, a modest amount of the Company’s energies and resources will be directed towards assisting and assessing Apicore’s ongoing operations.

Research and Development:

The Company’s research and development activities are predominantly conducted by its subsidiary, Medicure International, Inc.

The primary ongoing research and development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.  The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances.

MEDICURE INC.
Management's Discussion and Analysis

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the United States Food and Drug Administration (FDA) has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®.  The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product.  On May 10, 2012 the Company announced the commencement of enrolment in a new clinical trial of AGGRASTAT® entitled “Shortened Aggrastat® Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI).  SAVI-PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (PCI) at sites across the United States.   In June 2013, the target number of patients to be enrolled in the study was increased from 600 to 675.   The study is designed to evaluate whether patients receiving the investigational, High-Dose Bolus (HDB) regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for either a shortened duration of 1 to 2 hours or a lengthened infusion of 12 to 18 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18 hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.  The study arm investigating AGGRASTAT® HDB followed by a 12 to 18 hour infusion was added subsequent to enrolment commencing.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge.  The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. As of July 31, 2014, the study was approximately 50% through to completion of enrolment. The Principal Investigator for the study is Steven V. Manoukian, MD (Nashville, TN).  The AGGRASTAT® dosing regimen and the treatment setting studied in the SAVI-PCI study have not been approved by the FDA.

Both AGGRASTAT® and Integrilin are reversible, small molecule GP IIb/IIIa inhibitors that have been shown in clinical trials to reduce the combined incidence of death and myocardial infarction in patients with unstable angina (chest pain) (UA) or non-ST elevation myocardial infarction (NSTEMI) undergoing cardiac catheterization when compared to heparin.  These agents work by preventing the ability of platelets to aggregate together.  These platelet aggregates (commonly referred to as blood clots) can result in a partial or complete blockage of the coronary artery if left untreated.

Bleeding is a common adverse reaction associated with the use of GP IIb/IIIa inhibitors due to their unique ability to prevent and disaggregate blood clots.  A patient’s risk of bleeding is an important factor when determining an optimal treatment approach and, in some cases, complicates or limits the use of these agents.  With the SAVI-PCI study, the investigators will explore whether AGGRASTAT® HDB plus a shortened infusion can reduce the risk of bleeding while maintaining comparable ischemic protection relative to the currently approved 18 hour infusion of Integrilin.  Other studies have indicated that shortening the infusion duration of GP IIb/IIIa inhibitors can potentially lead to a reduction in bleeding complications for patients undergoing PCI.  It is important to note that bleeding complications have been linked to increased rates of other major complications and mortality, as well as increased overall cost of care. A goal of the SAVI-PCI study is to further optimize the safety, efficacy and efficiency of treatment used in the setting of PCI.  With the addition of a third study arm, the SAVI-PCI study will also assess whether AGGRASTAT® HDB followed by a 12 to 18 hour infusion provides efficacy and safety that is non-inferior to either AGGRASTAT® HDB plus a shortened infusion or the currently approved 18 hour infusion of Integrilin.

Yet another aspect of the AGGRASTAT® strategy is to explore and develop new uses and dosing approaches related to the product.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

MEDICURE INC.
Management's Discussion and Analysis

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.  Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

The Company is also continuing to explore other experimental uses and dosing approaches related to AGGRASTAT®.

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

Although other new product opportunities exist, the Company’s primary, non-AGGRASTAT® research and development activity is TARDOXALTM for the treatment of Tardive Dyskinesia (“TD”).  This program evolved from the Company’s extensive clinical experience with MC-1, a naturally occurring small molecule, for cardiovascular conditions.  The Company has completed the first phase of enrolment in a Phase II clinical study of TARDOXALTM, entitled TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD).  On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM.  Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved - additional studies underway
Transdermal AGGRASTAT®	Acute Cardiology	Preclinical - formulation development underway
TARDOXALTM	TD / Neurological indications	Phase IIa – enrollment complete, interim

The Company intends to pursue a license or development partnership for TARDOXALTM with a large pharmaceutical company.  Such a partnership may provide funding and other resources for further clinical trials and commercialization.  No such formal agreement, or letter of intent, has been entered into by the Company as of the date hereof.

The Company has evaluated and continues to evaluate the acquisition or license of other products with the objective of further broadening its product portfolio and generating additional revenue. With the exception of the Apicore transaction completed subsequent to May 31, 2014, as outlined elsewhere herein, no such formal agreement has been entered into by the Company as of the date hereof.

Potential New Products in Development Stage

Transdermal AGGRASTAT®:
The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient. AGGRASTAT® and other antiplatelet drugs of its class (known as glycoprotein IIb/IIIa inhibitors or GPIs) are currently only administered by intravenous infusion. In vivo proof of principle for the transdermal delivery of therapeutic levels of AGGRASTAT®'s active ingredient, tirofiban, was recently established in animal studies conducted in collaboration with 4P Therapeutics, Inc. (Alpharetta, GA). 4P Therapeutics, a world leader in the research and development of novel transdermal products, has entered into an agreement with the Company's subsidiary, Medicure International, Inc., to further develop transdermal tirofiban.  The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban. Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

The Company is also exploring other experimental uses and dosing approaches related to AGGRASTAT®.  This work may lead to other new product formats and formulations of AGGRASTAT®, any of which would require substantial additional research and development investment by the Company.

MEDICURE INC.
Management's Discussion and Analysis

TARDOXALTM:
One of the Company’s ongoing investments is the clinical development and commercialization of its lead research product, TARDOXALTM (pyridoxal 5-phosphate) for TD.   TD is a serious movement disorder which results from long-term treatment with antipsychotic medications.  At present there is no treatment available for TD in the US.  TARDOXALTM’s potential for treatment of TD is supported by its biological mechanism of action and by preliminary clinical studies which indicated efficacy of a related compound in treatment of TD.

On August 13, 2014 the Company announced that the preliminary results of its Phase IIa Clinical Trial, TARDOXALTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with TARDOXALTM.  Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of TARDOXALTM for the treatment of Tardive Dyskinesia (TD), with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders.  The results from all 37 patients (17 randomized to TARDOXALTM and 20 to matching placebo) who completed the 12 week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the TARDOXALTM group versus placebo.  The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant.  No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group.  This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product.  As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrolment was stopped after attainment of the target number for the pre-planned interim analysis.

The Company plans to maintain a modest investment in the research and development of TARDOXALTM over the next several months and is currently exploring modified formulations to reduce nausea that may be associated with use of the product.  A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of TARDOXALTM in treatment of TD.  TARDOXALTM is an experimental drug and has not been approved for commercial use by regulatory bodies such as the U.S. Food and Drug Administration (FDA) or Health Canada.

TARDOXALTM continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

Other Products:

Through a modest but ongoing research and development investment, the Company is also exploring other new product opportunities.

The Company is also exploring opportunities to grow the business through acquisition.

Critical Accounting Policies and Estimates

Going concern

The Company's condensed consolidated interim financial statements have been prepared on a going concern basis in accordance with IFRS.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  There is substantial doubt about the appropriateness of the use of the going concern assumption because the Company has experienced operating losses from incorporation to May 31, 2014 and has accumulated a deficit of $126,168,837 as at August 31, 2014 and a working capital deficiency of $789,844.  Management has forecasted that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments.  If the Company is unable to grow sales, develop and/or acquire new products, raise additional capital or renegotiate the terms of its contractual commitments, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangible assets.  Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two-year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan maturing on July 1, 2018.

MEDICURE INC.
Management's Discussion and Analysis

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on many factors, including, but not limited to, the actions taken or planned, some of which are described above, which are intended to mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these condensed consolidated interim financial statements.  There is no certainty that the Company’s working capital and net cash flows will be sufficient through fiscal 2015 or that the above described and other strategies will be sufficient to permit the Company to continue as a going concern.

The condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis was not appropriate for these condensed consolidated interim financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported revenue and expenses, and the condensed consolidated interim statement of financial position classifications used.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an on-going basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company and its subsidiaries functional currency and the determination of the Company's cash generating units ("CGU") for the purposes of impairment testing.  Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the notes the financial statements.  Areas of significant estimates include; valuation of the royalty obligation, valuation of the warrant liability, valuation of the other long-term liability, provisions for returns and discounts, the estimation of accruals for research and development costs, the measurement and period of useful life of intangible assets, the assumptions and model used to estimate the value of share-based payment transactions, the measurement of the amount and assessment of the recoverability of income tax assets and the valuation of Apicore.

Valuation of the royalty obligation, warrant liability and other long-term liability

The Company has the following non-derivative financial liabilities which are classified as other financial liabilities:  accounts payable and accrued liabilities, accrued interest on long-term debt and long-term debt.

All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.  Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.  Costs incurred to obtain financing are deferred and amortized over the term of the associated debt using the effective interest method. Amortization is a non-cash charge to interest expense.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Warrants with an exercise price denominated in a foreign currency are recorded as a warrant liability and classified as fair value through profit and loss. The warrant liability is included within accounts payable and accrued liabilities and the change in the fair value of the warrants is recorded as a gain or loss in the consolidated statement of net (loss) income and comprehensive (loss) income within finance expense. These warrants have not been listed on an exchange and therefore do not trade on an active market.

The warrant liability is recorded at the fair value of the warrants at the date at which they were granted and subsequently revalued at each reporting date.  Estimating fair value for these warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the warrants, volatility and dividend yield and making assumptions about them.

The royalty obligation is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

MEDICURE INC.
Management's Discussion and Analysis

The other long-term liability is recorded at its fair value at the date at which the liability was incurred and subsequently revalued at each reporting date.  Estimating fair value for this liability requires determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also requires determining the time frame when certain sales targets are expected to be met and an appropriate discount rate and making assumptions about them.

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the warrant liability is based on level 2 (significant observable inputs) and the fair value of the royalty obligation and other long-term liability are based on level 3 (unobservable inputs).

Provision for returns and discounts

Revenue from the sale of goods, comprising finished and unfinished products, in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of returns, chargebacks, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

Net sales reflect a reduction of gross sales at the time of initial sales recognition for estimated wholesaler chargebacks, discounts, allowances for product returns, and other rebates (product sales allowances).  Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  In determining the amounts for these allowances and accruals, the Company uses estimates. Through reports provided by the Company’s wholesalers and other third party external information, management estimates customer and wholesaler inventory levels, sales trends and hospital demand.  Management uses this information along with such factors as: historical experience and average contractual chargeback rates to estimate product sales allowances.  Third-party data is subject to inherent limitations of estimates due to the reliance on information from external sources, as this information may itself rely on certain estimates.

Estimation of accruals for research and development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  No development costs have been capitalized to date.

Research and development expenses include all direct and indirect operating expenses supporting the products in development.

Clinical trial expenses

Clinical trial expenses are a component of the Company’s research and development costs. These expenses include fees paid to contract research organizations, clinical sites, and other organizations who conduct development activities on the Company’s behalf. The amount of clinical trial expenses recognized in a period related to clinical agreements are based on estimates of the work performed using an accrual basis of accounting. These estimates incorporate factors such as patient enrolment, services provided, contractual terms, and prior experience with similar contracts.

MEDICURE INC.
Management's Discussion and Analysis

Measurement and period of use of intangible assets

Intangible assets that are acquired separately and have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.  Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit or loss as incurred.

Costs incurred in obtaining a patent are capitalized and amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter.  Costs incurred in obtaining a trademark are capitalized and amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter.  Costs incurred in obtaining a customer list are capitalized and amortized on a straight-line basis over approximately ten years, or its economic life, if shorter.

Costs incurred in successfully obtaining a patent, trademark or customer list are measured at cost less accumulated amortization and accumulated impairment losses.  The cost of servicing the Company's patents and trademarks are expensed as incurred.

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates.  All other expenditures are recognized in profit and loss as incurred.

Impairment of non-financial assets

The Company assesses at each reporting period whether there is an indication that a non-financial asset may be impaired.  An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount.  Impairment losses are recognized in net (loss) income and comprehensive (loss) income and included in research and development expense if they relate to patents.  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount is the greater of the asset's or CGU's fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.  In determining fair value less cost to sell, an appropriate valuation model is used.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Assumptions and model used to estimate the value of share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as a personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions. In situations where equity instruments are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

For the three months ended August 31, 2014, the Company record $199,921 of expenses relating to stock-based compensation regarding stock options granted during the quarter.  .

Measurement of the amount and assessment of the recoverability of income tax assets

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive (loss) income.

MEDICURE INC.
Management's Discussion and Analysis

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Valuation of Apicore

The value of the Company's holdings in Apicore have been recorded at $1,300,612. As no cash outflow occurred for the Company's holdings, the Company recorded other income on the statement of net income (loss) and comprehensive income (loss) totaling $1,132,940, net of costs associated with the transaction of $167,672, for the services provided in its lead role in structuring the majority interest purchase and financing of Apicore. The Company has assigned a nominal value to the option rights received.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

(in thousands of CDN$, except per share data)	August 31, 2014	May 31, 2014	February 28, 2014	November 30, 2013
Product sales, net	$2,125	$1,793	$1,640	$871
Cost of goods sold	(276)	(254)	(250)	(202)
Selling, general and administrative	(1,081)	(1,040)	(726)	(865)
Research and development	(306)	(104)	(168)	(160)
Finance expense	(238)	(1,149)	(399)	(129)
Foreign exchange (loss) gain	(11)	18	(11)	(1)
Income (loss) for the period	1,347	(737)	86	(486)
Basic and diluted income (loss) per share	$0.11	$(0.06)	$0.01	$(0.04)

(in thousands of CDN$, except per share data)	August 31, 2013	May 31, 2013	February 28, 2013	November 30, 2012
Product sales, net	$747	$768	$447	$721
Cost of goods sold	(162)	(153)	(212)	(156)
Selling, general and administrative	(699)	(590)	(618)	(619)
Research and development	(257)	(671)	(545)	(291)
Finance expense	(132)	(50)	(137)	(138)
Foreign exchange (loss) gain	-	(9)	13	9
Loss for the period	(502)	(706)	(1,078)	(493)
Basic and diluted loss per share	$(0.04)	$(0.06)	$(0.09)	$(0.04)

MEDICURE INC.
Management's Discussion and Analysis

Net income for the three month period ended August 31, 2014 was $1.3 million compared to a loss of $502,000 for the three months ended August 31, 2013.  Significant variances are as follows:

•
An increase in net revenues for the three months ended August 31, 2014 of $1.4 million when compared to the three months ended August 31, 2013, primarily attributable to an increase in the number of new hospital customers using AGGRASTAT®.

•
Other income of $1.1 million relating to the value of Medicure’s ownership interest in Apicore, Inc.  (“Apicore”), acquired on July 3, 2014, as a result of services provided by Medicure in its lead role in structuring a majority interest purchase and financing of Apicore.

Partially offset by:

•
An increase in selling, general and administration expenses of $382,000 due to higher personnel expenses and higher selling costs associated with the growth in AGGRASTAT revenues, as well as stock-based compensation expenses relating to stock options granted during the quarter.

Results of Operations

Revenue

The change in revenue for the three months ended August 31, 2014 and 2013 is reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Sale of finished product, net	$2,125	$747	$1,378

Net product sales for the three months ended August 31, 2014 were $2,125,000, compared to $747,000 for the three months ended August 31, 2013.  The Company currently sells finished AGGRASTAT® to drug wholesalers.  These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.  All of the Company’s sales are denominated in US dollars.

Net revenue from the sale of finished AGGRASTAT® products for the three months ended August 31, 2014 increased by 185% over the net revenue for the three months ended August 31, 2013.  Hospital demand for AGGRASTAT has increased significantly compared to the previous fiscal year, primarily as a result of FDA approval of the new dosing regimen for AGGRASTAT as announced on October 11, 2013.  Additionally, favourable fluctuations in the U.S. dollar exchange rate contributed to the increase in revenue.

Cost of goods sold

The change in cost of goods sold for the three months ended August 31, 2014 and 2013 is reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Cost of goods sold	$276	$162	$114

Cost of goods sold represents direct product costs associated with AGGRASTAT® including and write-downs for obsolete inventory and amortization of the related acquired AGGRASTAT® intangible assets.

Cost of goods sold increased between the three months ended August 31, 2014 and 2013 primarily due to increased revenues.

MEDICURE INC.
Management's Discussion and Analysis

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.  The balance also includes professional fees such as legal, audit, investor and public relations.

The changes in selling, general and administrative expenditures for the three months ended August 31, 2014 and 2013 are reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)

Selling, general, and administrative expenditures:
AGGRASTAT®	$615	$360	$255
Other	$466	$339	$127
Total	$1,081	$699	$382

Total selling, general, and administrative expenditures for the three months ended August 31, 2014 were $1.1 million, compared to $699,000 for the three months ended August 31, 2013.  Selling, general, and administrative expenditures related to AGGRASTAT® were $615,000 for the three months ended August 31, 2014, compared to $360,000 for the three months ended August 31, 2013.  Selling, general, and administrative expenditures – Other were $466,000 for the three months ended August 31, 2014, compared to $339.000 for the three months ended August 31, 2013.  Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development.  The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ongoing business development and corporate stewardship activities.   The balance also includes professional fees such as legal, audit, investor and public relations.

Selling, general and administrative expenditures – AGGRASTAT® increased during the three months ended August 31, 2014 as compared to same period in the prior year mainly due to:

•	Additional payroll costs associated with the sale of AGGRASTAT® due to additional head office employees providing support for AGGRASTAT®; and

•	Increased travel costs and other promotional costs associated with the sale of AGGRASTAT®.

Selling, general and administrative expenditures – Other increased during the three months ended August 31, 2014 as compared to same period in the prior year mainly due to:

•	Increased stock-based compensation expenses pertaining to stock options granted during the three months ended August 31, 2014.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs, as well as amortization and write-offs of non-AGGRASTAT® intangible assets.  The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centres.  The change in research and development expenditures for the three months ended August 31, 2014 and 2013 are reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Research and development	$306	$257	$49

MEDICURE INC.
Management's Discussion and Analysis

Net research and development expenditures for the three months ended August 31, 2014 were $306,000, compared to $257,000 for the three months ended August 31, 2013.  Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, research centred costs and monitoring costs.  The Company expenses research costs and has not had any development costs that meet the criteria for capitalization under IFRS.  The increase in research and development expenditures, for the three months ended August 31, 2014 as compared to the same period in the previous year is due to increased costs for the Company’s clinical trial of AGGRASTAT® (tirofiban HCl) entitled “Shortened Aggrastat Versus Integrilin in Percutaneous Coronary Intervention” (SAVI-PCI) as well as increased costs associated with the Company's transdermal formulation projects.

There were no charges related to impairment of the Company’s intangibles assets during the three months ended August 31, 2104 or 2013. Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Based on this review certain patents were deemed not significant to the Company’s commercial and research operations and a decision was made to no longer pursue these patents and as a result the carrying value of these patents was written off.

It is important to note that historical patterns of impairment charges cannot be taken as an indication of future impairments.  The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Other Income

Other income for the three months ended August 31, 2014 and 2013 are reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Other income	$1,133	$-	$1,133

Other income of $1.1 million was recorded during the three months ended August 31, 2014 relating to the value of Medicure’s ownership interest in Apicore, Inc.  (“Apicore”), acquired on July 3, 2014, as a result of services provided by Medicure in its lead role in structuring a majority interest purchase and financing of Apicore.

The Company has assigned a nominal value to the option rights received.

Finance Expense

The change in finance expense for the three months ended August 31, 2014 and 2013 is reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Finance expense	$238	$132	$106

Finance expense for the three months ended August 31, 2014 was $238,000, compared to $132,000 for the three months ended August 31, 2013.  The increase in finance expense is due to expense related to the revaluation of the Company’s royalty obligation resulting from higher revenue estimates as a result of the October 2013 label change as well as warrants which are denominated in U.S. dollars.  The royalty obligation arose out of the previous debt settlement.

Net income (loss) and comprehensive income (loss) for the period

The consolidated net income (loss) and comprehensive income (loss) for the three months ended August 31, 2014 and 2013 is reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Income (loss) for the period	$1,347	$(502)	$1,849
Comprehensive income (loss) for the period	$1,356	$(478)	$1,834
Income (loss) per share	$0.11	$(0.04)	$0.15

MEDICURE INC.
Management's Discussion and Analysis

For the three months ended August 31, 2014, the Company recorded consolidated net income of $1,347,000 or $0.11 per share compared to a consolidated net loss of $502,000 or $0.04 per share for the three months ended August 31, 2013.  As discussed above the main factors contributing to the increased net income were the increased revenues and other income associated with the Apicore transaction partially offset by increases in selling, general and administration expenses.

For the three months ended August 31, 2014, the Company recorded total comprehensive income of $1,356,000 compared to a total comprehensive loss of $478,000 for the three months ended August 31, 2013. The change in comprehensive loss results from the factors described above.

Earnings (loss) before interest, taxes, depreciation, and amortization (EBITDA)

The Company defines EBITDA as "earnings (loss) before interest, taxes, depreciation and amortization and other income". The term "EBITDA", as it relates to the three months ended August 31, 2014 and 2013 results prepared using IFRS, does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.  EBITDA for the three months ended August 31, 2014 and 2013 is calculated and reflected in the following table:

(in thousands of CDN $)	2014	2013	Increase (decrease)
Operating Income (loss) for the period	$463	$(371)	$834
Add: Amortization	142	138	4
EBITDA	$605	$(233)	$838

For the three months ended August 31, 2014, EBITDA was $605,000 compared to a loss of $233,000 for the three months ended August 31, 2013.  As discussed above the main factors contributing to the increased EBITDA were the increased revenues partially offset by increases in selling, general and administration expenses.

Liquidity and Capital Resources

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, sale of its equity securities, the issue and exercise of warrants and stock options, interest on excess funds held and the issuance of debt as well as an increase in accounts payable associated with a reliance on trade debt.

Management has forecast that contractual commitments and debt service obligations will exceed the Company's net cash flows and working capital during fiscal 2015.  The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  If the Company is unable to grow sales or raise additional capital, management intends to consider other strategies including further cost curtailments, delays of research and development activities, asset divestures and/or monetization of certain intangibles.

Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.

Cash from operating activities for the three months ended August 31, 2014 increased $397,000 to $283,000 compared to cash used in operating activities of $114,000 for the three months ended August 31, 2013 primarily due to increased revenues during the three months ended August 31, 2014.

Cash used in investing activities for the three months ended August 31, 2014 totaled $16,000 and related to the acquisition of property and equipment and intangible assets.  There was no cash used in investing activities during the three months ended August 31, 2013.

There was no cash from or used in financing activities during the three months ended August 31, 2014 or 2013.

As at August 31, 2014, the Company had cash totaling $502,959 compared to $234,297 as of May 31, 2014.  As at August 31, 2014, the Company had a working capital deficit of $790,000 compared to $869,000 at May 31, 2014.

MEDICURE INC.
Management's Discussion and Analysis

The Company has long-term debt at August 31, 2014 of $5.0 million recorded in its financial statements relating to the Government of Manitoba loan described in Note 8 of the Company's condensed consolidated interim financial statements for the three months ended August 31, 2014. Interest is accrued based on an annual effective interest rate of seven percent. The minimum annual debt obligations are disclosed under Contractual Obligations.

The total number of common shares issued and outstanding at August 31, 2014 was 12,199,841 and October 15, 2014 was 12,209,707 .  As at August 31, 2014, the Company had 1,730,319 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.  As at October 15, 2014, the Company had 1,720,253 options to purchase common shares and 66,667 warrants to purchase common shares outstanding.

Contractual Obligations

As at August 31, 2014, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows:

	Total	2015	2016	2017	2018	2019	Thereafter
(in thousands of CDN $)
Accounts payable and accrued liabilities	$3,602	$3,602	$-	$-	$-	$-	$-
Debt financing obligations 1.	5,645	197	1,624	1,816	1,729	279	-
Purchase agreement commitments 2.	2,384	1,758	383	-	-	-	-
Management services agreement commitments 3.	63	63	-	-	-	-	-
Total	$11,694	$5,620	$2,007	$1,816	$1,729	$279	$-

1
Long-term debt obligations reflect the principal and interest payments under the debt financing agreement.  The Company borrowed $5,000,000 from the Government of Manitoba, under the Manitoba Industrial Opportunities Program. The loan bears interest annually at the crown company borrowing rate and originally was to mature on July 1, 2016.  The loan repayment schedule was interest only for the first 24 months, with blended principal and interest payments made monthly thereafter until maturity. Effective August 1, 2013, the Company renegotiated its long-term debt and received an additional two year deferral of principal repayments.  Under the renegotiated terms, the loan continues to be interest only with principal repayments now beginning on August 1, 2015 and the loan matures on July 1, 2018.  The loan is secured by the Company's assets and guaranteed by the Company’s Chief Executive Officer, and entities controlled by the Chief Executive Officer. The Company issued 1,333,333 common shares (20,000,000 pre-consolidation common shares) of the Company in consideration for this guarantee to the Company’s Chief Executive Officer and entities controlled by the Chief Executive Officer.  The Company relied on the financial hardship exemption from the minority approval requirement of Multilateral Instrument (MI) 61-101.  Specifically, pursuant to MI 61-101, minority approval is not required for a related party transaction in the event of financial hardship in specified circumstances.

2.
The Company entered into manufacturing and supply agreements, as amended, to purchase a minimum quantity of AGGRASTAT® from a third party with remaining minimum purchases totaling $2,141,000 or US$1,970,000 (based on current pricing) over the term of the agreement, which expires in fiscal 2016. Effective January 1, 2014, the agreement was amended and the amounts previously due during fiscal 2014 were deferred until fiscal 2015 and now bear interest at 3.25% per annum, with monthly payments being made against this balance owing of US$45,000. These payments will be applied to future inventory purchases expected to made during fiscal 2015 and $321,041 is currently recorded within prepaid expenses in regards to this agreement. For the three months ended August 31, 2014, interest of $8,851 (2013 - nil) is recorded within finance expense relating to this agreement.

MEDICURE INC.
Management's Discussion and Analysis

3.
Effective January 1, 2012, the Company entered into a business and administration services agreement with Genesys Venture Inc. ("GVI"), a company controlled by the Chief Executive Officer, under which the Company committed to pay $15,833 per month, or $190,000 per year effective January 1, 2012.  The agreement was automatically renewed on January 1, 2013 and 2014 for additional one year periods.  Either party may terminate this agreement at any time after  June 30, 2012 upon 90 days written notice.

Debt obligations reflect the minimum annual payments under the debt financing agreement.  In addition to the contractual obligations disclosed above, the Company and its wholly-owned subsidiaries, have ongoing research and development agreements with third parties in the ordinary course of business. These agreements include research and development related to AGGRASTAT® and TARDOXALTM as well as other product opportunities.

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.

The Company received $200,000 of funding from the Province of Manitoba’s Commercialization Support for Business program to assist the Company with the completion of a study evaluating AGGRASTAT® in patients with impaired kidney function.  The study was completed and the funds received during the year ended May 31, 2013.  The funding is repayable when certain sales targets are met and the repayable requirement will remain in effect for a period not less than eight fiscal years.

Contracts with contract research organizations (CROs) are payable over the terms of the associated clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities.

Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

Royalties

The Company has a royalty obligation to a previous debt holder of the Company on future AGGRASTAT® sales until May 1, 2023.  The royalty is based on four percent of the first $2,000,000 of quarterly AGGRASTAT® sales, six percent of quarterly sales between $2,000,000 and $4,000,000 and eight percent of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding quarter.  The previous lender has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on MC-1 sales.  Management has determined there is no value to the option to switch the royalty as the product is not commercially available for sale and development of the product is on hold.   Royalties for the three months ended August 31, 2014 total $85,016 in regards to the royalty obligation (2013 - $29,917), with payments made during the three months ended 2014 being $70,620 (2013 - $33,385).

The Company is obligated to pay royalties to third parties based on any future commercial sales of MC-1, aggregating up to 3.9 percent on net sales.  To date, no royalties are due and/or payable.

Contingencies

In the normal course of business the Company may from time to time be subject to various claims or possible claims.  Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

MEDICURE INC.
Management's Discussion and Analysis

Financial Instruments

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity.  The fair value of the Company's long-term debt is estimated to approximate its carrying value, based on the terms of the long-term debt, as described in note 8 to the condensed consolidated interim financial statements for the three months ended August 31, 2014.  The royalty obligation and other long-term liability are recorded at fair value.  The Company does not believe that its results of operations or cash flows would be materially affected by a sudden change in market interest rates.  The Company has not entered into any futures or forward contracts as at August 31 or May 31, 2014.  The Company is exposed to foreign exchange rate changes that could have a material effect on the future operating results or cash flows in the following U.S. dollar denominated financial instruments:

(Expressed in USD $)	August 31, 2014	May 31, 2014
Cash and cash equivalents	$495,421	$177,548
Accounts receivable	1,240,705	856,716
Accounts payable and accrued liabilities	(1,772,015)	(1,357,685)
Royalty obligation	(1,253,688)	(1,348,065)
Net	$(1,289,577)	$(1,671,486)

Based on the above net exposures as at August 31, 2014, assuming that all other variables remain constant, a five percent appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding  increase or decrease on the Company's net income (loss) of approximately $64,000 (2012 - $58,000).

Related Party Transactions

Related parties consist of certain officers and shareholders, companies with significant influence, and companies in which certain directors, officers, or shareholders have interests.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed upon by the related parties.

During the three months ended August 31, 2014, the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $47,500 (2013 - $47,500) for business administration services, $14,250 (2013 - $7,750) in rental costs and $9,300 (2013 - $8,675) for commercial support services.  As described in note 14 to the condensed consolidated interim financial statements, the Chief Financial Officer's services are provided through a consulting agreement with GVI.  In addition, accounting, payroll, human resources and information technology services are provided to the Company through the GVI agreement.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions ("GVI CDS"), a company controlled by the Chief Executive Officer.  Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement.  During the three months ended August 31, 2014, the Company paid GVI CDS $26,110 (2013 - $35,821) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer.  During the three months ended  August 31, 2014, the Company paid CanAm $99,740 (2013 - $58,678) for research and development services.

These transactions were in the normal course of business and have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Beginning on February 22, 2013, these amounts began to bear interest at a rate of 5.5% per annum.  For the three months ended August 31, 2014, $7,905 (2013 - $8,288) was recorded within finance expense in relation to these amounts payable to related parties.

As of August 31, 2014, included in accounts payable and accrued liabilities is $92,044 (May 31, 2014 - $90,262) payable to GVI, $161,113 (May 31, 2014 - $148,461) payable to GVI CDS and $348,147 (May 31, 2014 - $373,956) payable to CanAm, which are unsecured, payable on demand and bear interest as described above.

MEDICURE INC.
Management's Discussion and Analysis

On July 18, 2011, the Company renewed its consulting agreement with its Chief Executive Officer for a term of five years, at a rate of $180,000 annually.  The Company may terminate this agreement at any time upon 120 days written notice.  During the three months ended August 31, 2014, the Company recorded a bonus of $13,151 to its Chief Executive Officer which is recorded within selling, general and administrative expenses.  As at August 31, 2014, included in accounts payable and accrued liabilities is $300,000 (May 31, 2013 - $37,750) payable to the Chief Executive Officer as a result of this consulting agreement, which is unsecured, payable on demand and non-interest bearing.

On July 11, 2014 and as described in note 11(b) to the condensed consolidated interim financial statements the Company announced that, subject to all necessary regulatory approvals, it had entered into a shares for debt agreement with its Chief Executive Officer, pursuant to which the Company will issue common shares at a deemed price of $1.98 per common share to satisfy outstanding amounts owing to the Chief Executive Officer.  Of the amount payable to the Chief Executive Officer as at August 31, 2014, $297,808 was included in this shares for debt agreement.  To date, the shares have not been issued as the Company is in the process of obtaining the necessary regulatory approval for issuance of these shares.

Off-balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements other than as discussed above.

Outlook

The Company is primarily focusing on:

Maintaining and Growing AGGRASTAT® sales in the United States.

The Company is working to expand sales of AGGRASTAT® in the United States.  The present market for GP IIb/IIIa inhibitors, of which AGGRASTAT® is one of three agents, is approximately $300 million per year (2013). The Company estimates that at present AGGRASTAT® has approximately 10-15% of this market on a patient share basis. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non-ST elevation acute coronary syndrome (NSTE-ACS).

The development and implementation of a new regulatory, brand and clinical strategy for AGGRASTAT®:

As stated previously, the Company’s primary ongoing Research and Development activity is the development and implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy is the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA has approved the AGGRASTAT® (tirofiban HCl) high-dose bolus (HDB) regimen , as requested under Medicure's supplemental New Drug Application (sNDA). The AGGRASTAT® HDB regimen (25 mcg/kg over 3 minutes, followed by 0.15 mcg/kg/min) now becomes the recommended dosing for the reduction of thrombotic cardiovascular events in patients with non-ST elevated acute coronary syndrome (NSTE-ACS).

The Company believes that further expanded indications and dosing regimens may put the Company in a better position to further maximize the revenue potential for AGGRASTAT®.  The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

The recently initiated SAVI-PCI trial is intended to generate additional clinical data on this experimental approach to using AGGRASTAT® which may in the future help support other investments aimed at expanding the approved dosing regimen and the treatment setting for the Product. The SAVI-PCI study is not expected nor intended to be sufficient to support further changes to AGGRASTAT®’s  prescribing information.

While the Company believes that it will be able to implement a relatively low cost clinical, product and regulatory strategy, it requires additional resources to conduct all aspects of this plan. The Company is working to advance this program with the modest capital investment that it can make from its available cash resources.

MEDICURE INC.
Management's Discussion and Analysis

The development of a transdermal formulation of AGGRASTAT®.

The Company is investing a modest amount of capital on the development of a new, transdermal formulation of AGGRASTAT®.  On September 26, 2012, the Company announced the development of a transdermal delivery formulation of AGGRASTAT®.  The ability to administer a drug transdermally (i.e. through the skin) provides a convenient way to deliver a stable, therapeutic level of medication to the patient.

The delivery of tirofiban by a novel, transdermal method has potential to provide significant advantages over the current treatments used in this setting, including the potential for increased use prior to hospitalization.

The transdermal tirofiban development program is now focusing on refining the delivery approach in preparation for initial human studies. Medicure International, Inc. holds worldwide rights to transdermal tirofiban.  Limitations in the amount of available resources have caused the Company to slow the advancement of the transdermal tirofiban development program in an effort to conserve resources.

The development of TARDOXALTM for Tardive Dyskinesia and other neurological indications.

The Company is focusing initially on these markets because of preclinical and clinical evidence supporting the product’s safety and potential efficacy in these applications.

It is the Company’s intention to secure a partnership with a large pharmaceutical company for commercialization of TARDOXALTM or other products that it may from time to time develop.  Such a partnership would provide funding for clinical development, add experience to the product development process and provide market positioning expertise.  No formal agreement or letter of intent for such a commercial partnership has been entered into by the Company as of the date hereof.

Generating material value for the Company from the minority ownership position in Apicore and, potentially, from the Company’s option to acquire additional shares of Apicore

On July 3, 2014 the Company acquired a minority interest in Apicore along with an option to acquire all of the remaining issued shares of Apicore within the next three years at a predetermined price.  The business and operations of Apicore are distinct from the Company, and the Company’s primary operating focus remains on the sale and marketing of AGGRASTAT®.  The Company intends to seek opportunities to increase the value of its minority position in Apicore, and believes that the potential realization of value through the exercise of its option to acquire all of the remaining issued shares of Apicore could benefit the Company’s shareholders.  As such, a modest amount of the Company’s energies and resources will be directed towards assisting and assessing Apicore’s ongoing operations.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (DC&P) and Internal Controls over Financial Reporting (ICFR) under Canadian securities requirements.  However, the Company is required to certify for the Securities Exchange Commission.  Information can be found in the Company's Annual Report on Form 20-F for the year ended May 31, 2014.

Risks and Uncertainty

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended May 31, 2014, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

MEDICURE INC.
Management's Discussion and Analysis

With the exception of AGGRASTAT®, all of the Company’s products and technologies are currently in the research and development stages.  To obtain regulatory approvals for the Company’s clinical products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy.  Unsatisfactory results obtained from a particular study relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.  The Company does not and may never have a commercially viable drug formulation approved for marketing of these clinical products.  There can be no assurance that the Company will be successful in obtaining necessary market approvals for its products, including TARDOXALTM.  There can also be no assurance that the Company will be successful in marketing and distributing its products, or achieving appropriate reimbursement from government or private health authorities.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favourable terms or at all, and/or renegotiate the terms of its contractual commitments and long-term debt.  Should these objectives not be achieved, the Company will have to consider additional strategic alternatives which may include, among other strategies, asset divestitures and/or monetization of certain intangibles.

Additional Information

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended May 31, 2014, can be obtained on SEDAR (www.sedar.com).